Exhibit 21

Significant Subsidiaries:

Name	Jurisdiction

Avatar Properties Inc.	Florida
Avatar Properties of Arizona, LLC (f/k/a Joseph Carl Homes, LLC)	Arizona
Avatar Seasons, LLC	Florida
JEN Florida II, LLC	Delaware
Rio Rico Properties Inc.	Arizona
TerraLargo Land, LLC	Delaware
Tortosa Arizona, LLC	Arizona